Exhibit 99.1

MLOZ in Production with Sapiens IDIT Solution

MLOZ develops and deploys new health products, leveraging the Sapiens property and casualty solution’s flexibility and robust capabilities

Holon, Israel – June 14, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, today announced that Mutualités Libres/Onafhankelijke Ziekenfondsen (MLOZ), a Belgian-based national federation of independent health insurance funds, is now in production with the Sapiens IDIT administration solution.

Sapiens IDIT now supports complementary and private medical insurance for MLOZ’s first mutuality, with a planned production rollout to the remaining mutualities over a six-month period. After enterprise deployment is completed, MLOZ plans to retire its legacy health insurance system.

MLOZ’s initial in-production environment includes the deployment of two health products to administer hospitalization and dental care claims. MLOZ began the project with the objective of finding a platform able to support mandatory and complementary insurance for Belgium. The Sapiens IDIT solution was selected after an extensive market search and evaluation process, and was chosen largely due to its flexibility, robust technology and functionality, combined with Sapiens’ expertise and delivery capabilities.

“We initially chose Sapiens and the IDIT solution based on the quality of the product and underlying technology, but also because of Sapiens’ stellar reputation and their ability to deliver,” said Xavier Brenez, MLOZ CEO. “This has been a true partnership from the beginning and we look forward to a long and successful relationship between MLOZ and Sapiens.”

“Sapiens is making a concerted effort to further strengthen our global insurance market presence,” said Roni Al-Dor, Sapiens president and chief executive officer. “Modernization and migration from a legacy environment is never simple. The success of this complex implementation required a close working relationship between our organizations, truly working as a single team focused on MLOZ’s business goals, timelines and priorities.”

The development and set-up of the MLOZ Sapiens IDIT environment was a joint effort involving four international development centers in Brussels, Warsaw, Sophia and Tel Aviv. The project included a complex data migration led by the MLOZ team and leveraging Sapiens’ uploading tools.

MLOZ is already experiencing significant benefits from the use of Sapiens IDIT, including:

•	Improved efficiencies in the management of dental products and portfolio
•	Significantly reduced maintenance costs
•	Quick development and deployment of new products

About MLOZ (Mutualités Libres/Onafhankelijke Ziekenfondsen)

MLOZ is the Belgian National Federation of independent health insurance funds, offering mutual, mandatory and complementary health insurance services to more than 18% of the population.

The MLOZ Insurance Funds include six dynamic and non-political mutual societies. With over two million members, the Health Insurance Funds combine to form the third largest insurance body in the country.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 190 financial services organizations. The Sapiens team of over 1,700 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com